EXHIBIT 99.1

POET Technologies Confirms Receipt of Scheduled Payment

Grants Options to Peter Charbonneau for Serving as Lead Independent Director

SAN JOSE, Calif., Feb. 19, 2020 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (OTCQX: POETF; TSX Venture: PTK), the designer and developer of the POET Optical Interposer and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today confirmed that it had received a scheduled payment from the Buyer of DenseLight.

In connection with the sale of DenseLight, its Singapore-based subsidiary, POET confirmed that it had received the scheduled Tranche 2a payment of US$4.75 million, despite the recent business interruptions in China resulting from COVID-19. The Company has initiated the transfer of an additional 19% of DenseLight shares from escrow to the Buyer (bringing the total to 49%).  It also confirmed that the 2b payment of US$8.25 million, which will transfer an additional 32% to the Buyer (for a total of 81%) is on track to be paid by the end of March 2020.

In connection with his appointment as Lead Independent Director in November 2019, the Board of Directors granted Peter Charbonneau options to purchase 35,488 common shares of the Company. The options are exercisable for 10 years at a price of C$0.42, being the closing price of the Company’s common stock on Wednesday, February 5, 2020. 25% of the options will vest immediately, with the remaining options vesting quarterly through October 2020. All the options were granted subject to provisions of the Company’s stock option plan and are subject to the TSX Venture Exchange policies and applicable securities laws. For further details on the Company’s share capital, refer to the Company’s Financial Statements and MD&A for the period ended September 30, 2019, which were filed on SEDAR on November 21, 2019.

Additionally, POET announced the planned opening of an office and lab in Allentown, Pennsylvania on April 1, 2020.  Concurrently, the Company has taken the required actions to close its office in San Jose, California.

POET Technologies will be hosting analysts and strategic partners in conjunction with the Optical Fiber Communications (OFC) Conference & Exhibition on March 8 – 12 in San Diego, California.

About POET Technologies Inc.
POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to hybrid integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques, enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Ottawa, Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to receiving payments in connection with its sale of DenseLight, the success of the Company’s product development efforts, the expected results of its operations, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, receiving full payment for its sale of its DenseLight subsidiary, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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